SCHEDULE 13D






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 5)


                               Avanex Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05348W 10 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                              Denise A. Hauselt, Esq.
Deborah McLean Quinn, Esq.           Secretary and Assistant General Counsel
     Nixon Peabody LLP                        Corning Incorporated
 Clinton Square Suite 1300                    One Riverfront Plaza
Rochester, New York  14604                Corning, New York 14830-0001
  Telephone: 585-263-1307                    Telephone: 607-974-9000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 7, 2005
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 05348W109
--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Corning Incorporated
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          16-0393470
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)
          (b) X
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------- ----------------------------------------------------------------------
--------------------------------- -------- -------------------------------------
                                            7     SOLE VOTING POWER
                                                  10,737,272 shares
           NUMBER OF
             SHARES                         8     SHARED VOTING POWER
          BENEFICIALLY                            0
            OWNED BY
              EACH                          9     SOLE DISPOSITIVE POWER
           REPORTING                              10,737,272 shares
          PERSON WITH
                                            10    SHARED DISPOSITIVE POWER
                                                  0
--------------------------------- -------- ------------------------------------
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON                  10,737,272
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

CUSIP No. 05348W109            SCHEDULE 13D

     This Amendment No. 5 to Schedule 13D is filed by Corning Incorporated ("Corning"), a New York corporation, in connection with shares of the Common Stock, par value $.001 per share, of Avanex Corporation ("Avanex" or "Issuer"), a Delaware corporation with offices at 40919 Encyclopedia Circle, Fremont, California 94538.

Item 1. Security and Issuer.

     This Amendment No. 5 to Schedule 13D relates to shares of the Common Stock, par value $.001 per share ("Common Stock") of Avanex Corporation (the "Issuer" or "Avanex"). The Issuer's principal executive office is located at 40919 Encyclopedia Circle, Fremont, California 94538. Based upon information received from Avanex, Avanex had 145,413,869 shares of Avanex Common Stock issued and outstanding on September 6, 2005. This Amendment No. 5 reflects a decrease in the percentage ownership of the Issuer's shares resulting from the sale of shares of Avanex Common Stock by Corning.

Item 2.  Identity and Background.

     Corning is organized as a corporation under the laws of the State of New York, and its business address is One Riverfront Plaza, Corning, New York 14831.

     The names, business addresses, principal occupations and citizenship of the directors and executive officers of Corning as of September 8, 2005, are set forth in Annex A hereto and are incorporated herein by reference.

     None of Corning or its directors or executive officers, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction

     As described in Item 4 of Schedule 13D filed on May 22, 2003, and pursuant to the Stockholders' Agreement, a copy of which is filed therewith as Exhibit
99.3 and which is incorporated herein by reference, Joseph A. Miller, Executive Vice President and Chief Technology Officer of Corning, serves as a member of the Board of Directors of Avanex. Dr. Miller has notified Avanex that he will not serve as a member of the Board of Directors of Avanex after October 27, 2005.

Item 5.  Interest in Securities of the Issuer

     As of September 8, 2005, Corning owns 10,737,272 shares of Avanex Common Stock, or 7.4% of the outstanding. Corning has the sole power to vote 10,737,272 shares of Avanex Common Stock and does not share voting power with respect to any shares of Avanex Common Stock. Corning has the sole dispositive power with respect to 10,737,272 shares of Avanex Common Stock and does not share dispositive power with respect to any shares of Avanex Common Stock. On August 30, 2005, Corning sold 27,100 shares of Avanex Common Stock in the open market at an average price per share of $0.85. On August 31, 2005, Corning sold 450,000 shares of Avanex Common Stock in the open market at an average price per share of $0.81. On September 1, 2005, Corning sold 232,000 shares of Avanex Common Stock in the open market at an average price per share of $0.82. On

CUSIP No. 05348W109               SCHEDULE 13D

September 2, 2005, Corning sold 250,000 shares of Avanex Common Stock in the open market at an average price per share of $0.80. On September 6, 2005, Corning sold 250,000 shares of Avanex Common Stock in the open market at an average price per share of $0.81. On September 7, 2005, Corning sold 938,354 shares of Avanex Common Stock in the open market at an average price per share of $0.81.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Purchase Agreement and the Stockholders' Agreement, the terms of which are described in Amendment No. 1 to Schedule 13D, filed on July 31, 2003, and copies of which were filed therewith and which are incorporated herein by reference, and the Agreement Relating to Gift of Shares of the Common Stock of Avanex Corporation, the terms of which are described in Amendment No. 2 to Schedule 13D, filed on December 29, 2003, and a copy of which is filed therewith and which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among Corning or, to the best knowledge of Corning, among any of Corning's executive officers and directors or, to the their knowledge, between any of Corning's executive officers and directors and any other person, with respect to the shares of Avanex Common Stock.

Item 7.  Material to Be Filed as Exhibits

         Not applicable.



Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 8, 2005      Corning Incorporated



                               By:   /S/ DENISE A. HAUSELT
                               -------------------------------------------
                               Print Name:  Denise A. Hauselt, Esq.
                               Title:  Secretary and Assistant General Counsel

CUSIP No. 05348W109               SCHEDULE 13D

                             Annex A to Schedule 13D

Executive Officers of Corning Incorporated (all with business addresses at One Riverfront Plaza, Corning, New York 14831):


        Name:             Citizenship:                  Title:
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Larry Aiello             United States   President & Chief Executive Officer,
                                         Corning Cable Systems
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Katherine A. Asbeck      United States   Senior Vice President & Corporate
                                         Controller
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Robert B. Brown          United States   Executive Vice President -
                                         Environmental Technologies
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Robert L. Ecklin         United States   Executive Vice President -
                                         Environmental Technologies & Strategic
                                         Growth
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
William D. Eggers        United States   Senior Vice President & General Counsel
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
James B. Flaws*          United States   Vice Chairman & Chief Financial Officer
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Kirk R. Gregg            United States   Executive Vice President & Chief
                                         Administrative Officer
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
James R. Houghton*       United States   Chairman of the Board
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Donald B. McNaughton     United States   Senior Vice President - Display
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Lawrence D. McRae        United States   Senior Vice President, Corporate
                                         Development
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Joseph A. Miller         United States   Executive Vice President & Chief
                                         Technology Officer
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Eric S. Musser           United States   Vice President and General Manager,
                                         Optical Fiber
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Mark S. Rogus            United States   Senior Vice President & Treasurer
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Pamela C. Schneider      United States   Senior Vice President & Operations
                                         Chief of Staff
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Peter F. Volanakis*      United States   Chief Operating Officer
------------------------ --------------- --------------------------------------
------------------------ --------------- --------------------------------------
Wendell P. Weeks*        United States   President & Chief Executive Officer
------------------------ --------------- --------------------------------------
*Also a member of the Board of Directors

CUSIP No. 05348W109               SCHEDULE 13D

Non-Employee Directors of Corning Incorporated (all with business addresses at One Riverfront Plaza, Corning, New York 14831):

       Name:         Citizenship:                   Title:
---------------------- ---------------- ---------------------------------------
---------------------- ---------------- ---------------------------------------
John Seely Brown       United States    Retired Chief Scientist, Xerox
                                        Corporation
---------------------- ---------------- ---------------------------------------
---------------------- ---------------- ---------------------------------------
Gordon Gund            United States    Chairman & Chief Executive Officer,
                                        Gund Investment Corp.
---------------------- ---------------- ---------------------------------------
---------------------- ---------------- ---------------------------------------
Jeremy R. Knowles      United States    Amory Houghton Professor of Chemistry
                                        & Biochemistry, Harvard University
---------------------- ---------------- ---------------------------------------
---------------------- ---------------- ---------------------------------------
John M. Hennessy       United States    Senior Advisor, Credit Suisse First
                                        Boston
---------------------- ---------------- ---------------------------------------
---------------------- ---------------- ---------------------------------------
James J. O'Connor      United States    Retired Chairman of the Board & Chief
                                        Executive Officer, Unicom Corporation
---------------------- ---------------- ---------------------------------------
---------------------- ---------------- ---------------------------------------
Deborah Rieman         United States    Retired President & Chief Executive
                                        Officer, Check Point Software
                                        Technologies, Inc.
---------------------- ---------------- ---------------------------------------
---------------------- ---------------- ---------------------------------------
H. Onno Ruding         The Netherlands  Retired Vice President, Citicorp &
                                        Citibank, N.A.
---------------------- ---------------- ----------------------------------------
---------------------- ---------------- ----------------------------------------
Eugene C. Sit          United States    Chairman, Chief Executive Officer &
                                        Chief Investment Officers, Sit
                                        Investment Associates, Inc.
--------------------- ----------------- ---------------------------------------
--------------------- ----------------- ---------------------------------------
William D. Smithburg  United States     Retired Chairman, President & Chief
                                        Executive Officer, The Quaker Oats
                                        Company
--------------------- ----------------- ---------------------------------------
--------------------- ----------------- ---------------------------------------
Hansel E. Tookes II   United States     Retired Chairman & Chief Executive
                                        Officer, Raytheon Aircraft Company
--------------------- ----------------- ---------------------------------------
--------------------- ----------------- ---------------------------------------
Padmasree Warrior     United States     Executive Vice President and Chief
                                        Technology Officer, Motorola, Inc.
---------------------- ---------------- ----------------------------------------